UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 7, 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On November 1, 2018, Talend, Inc., a wholly-owned subsidiary of Talend S.A., (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stitch Inc., a Delaware corporation (“Stitch”), Niagara Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, as the representative on behalf of the securityholders of Stitch (the “Securityholder Representative”), pursuant to which Merger Sub will merge with and into Stitch (the “Merger”), with Stitch surviving the Merger and becoming a wholly-owned subsidiary of the Company.

Under the terms of the Merger Agreement, upon consummation of the Merger, the Company will pay an aggregate amount of consideration worth approximately $60,000,000 in cash, subject to certain transaction adjustments, for all of the capital stock of Stitch and all of the outstanding and unexercised stock options, both vested and unvested, warrants and other interests in Stitch.

The Merger Agreement contains customary representations and warranties, covenants, and indemnification provisions. Under the terms of the Merger Agreement, a portion of the aggregate consideration, which shall be comprised of $6,000,000 in cash, will be held in escrow to secure the indemnification obligations of the Stitch’s securityholders.

The Merger is expected to close later in the fourth quarter subject to customary closing conditions.

The Company issued a press release on November 7, 2018 announcing the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this communication include, but are not limited to, our expectations with respect to the acquisition of Stitch and regarding the future demand and behavior of customers and the data integration market, our expectations regarding the evolution of our marketplace and our ability to capture an increasing share of the big data and cloud integration market. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances. Those risks, uncertainties and assumptions include the risk that the proposed transaction with Stitch may not be consummated in a timely manner; the effect of the announcement or pendency of the transaction with Stitch on our business relationships, operating results and business generally; risks related to diverting management’s attention from ongoing business operations; unexpected costs, charges or expenses resulting from our acquisition of the Stitch business; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; our ability to achieve our plans, forecasts and other expectations with respect to Stitch’s business after completion of the proposed transaction; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 5, 2018. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and the SEC’s website at www.sec.gov. The forward-looking statements in this communication are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release, dated November 7, 2018 (regarding announcement of the Merger Agreement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: November 7, 2018	By:	/s/ AARON ROSS
Aaron Ross
General Counsel